82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02026457

REGISTRANT'S NAME Menzies Gold Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 11 2002
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 45036 FISCAL YEAR 6-30-01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 4/8/02

MENZIES GOLD LIMITED

ABN 98 009 075 861

Annual Report 2001

CONTENTS

CORPORATE DIRECTORY

Directors

Paul Anthony Ingram	(Managing Director)
Michael William Atkins	(Non-Executive Director)
Jan Bloemraad	(Non-Executive Director)
Werner Ulrich	(Non-Executive Director)
Gerda Bloemraad	(Alternate Director)

Company Secretaries

Susmit Shah
Lisa Sharon Rowe

Registered Office

30 Ledgar Road
Balcatta, WESTERN AUSTRALIA 6021

Telephone:	(61-8) 9240 2100
Facsimile:	(61-8) 9240 2156
Email:	info@menziesgold.com.au
Web site:	www.menziesgold.com.au

European Office

Menzies Gold SA
Les Longschamps 34
CH-2068 Hauterive/Neuchatel, SWITZERLAND

Telephone:	(41-32) 754 10 93
Facsimile:	(41-32) 754 10 94
Email:	orgold@bluewin.ch

Malaysian Office

BYG Services Sdn Bhd
Level 1, Lot 9&10, Block H
Taman Sri Sarawak, Jalan Borneo
93100 Kuching, SARAWAK

Telephone:	(60-82) 232 860
Facsimile:	(60-82) 232 859

Share Registry

Advanced Share Registry Services
7th Floor, 200 Adelaide Terrace
Perth WESTERN AUSTRALIA 6000

Telephone:	(61-8) 9221 7288
Facsimile:	(61-8) 9221 7869

Auditors

Ernst & Young
Level 34, Central Park
152-158 St. George's Terrace
Perth, WESTERN AUSTRALIA 6000

Stock Exchange Listings

Australian Stock Exchange Limited (Share Trading Symbol MZG)
Stock Exchange Berlin, GERMANY (Share Trading Symbol MZI)

Depositary Receipts

American Depositary Receipts (Share Trading Symbol MZILY)
Sponsored by Deutsche Bank AG
7/F, 4 Albany Street
New York, NY 10006 USA

OPERATIONS REVIEW

Bau Project, Sarawak, Malaysia

Bau Withdrawal

During the year, exploration work at the Bau Project was scaled down whilst the Company pursued other potential funding partners for Bau and conducted due diligence studies on new projects. Due diligence studies were conducted on one advanced project and two operating mines.

The Bau Gold Project is considered one of the more prospective exploration projects in Southeast Asia. During the year, significant advances were made in the geological understanding of individual deposits and the Bau Goldfield as a whole. Many quality targets have been identified for future testing.

However, over the last two years, the Company has tried without success to introduce other farm-in partners who have the financial resources necessary to carry out exploration and to address the metallurgical constraints that affect the existing resource. During this period, the Company has also attempted to acquire producing projects whose cash flows could help fund exploration on the Bau Project as well as provide other synergistic benefits.

If the Company were to continue with its operations at Bau, it would be obliged to maintain a basic infrastructure (staff and other resources) and to meet minimum expenditure commitments. In the opinion of the Directors, the Company does not have the financial resources to meet these commitments. Consequently, in order to conserve the Company's remaining funds, a decision was made after the end of the financial year to withdraw from the Bau Project.

This was an extremely difficult decision, bearing in mind the enormous commitment that our exploration team has made to the Bau Project over the years. In the continuing difficult environment for gold explorers, the Directors concluded that shareholders' interests would be better served by withdrawing from the Bau Project. A withdrawal notice was issued on 31 August 2001 and the withdrawal will become effective on 30 September 2001. Thereafter, the Company will have no residual interest left in the Bau Project. This decision has been reflected in the Company's financial statements for the year ended 30 June 2001, with all assets relating to the Bau Project written down to negligible values.

Exploration Overview

During the year, work at Bau was focussed on five areas:

- Detailed geological mapping and trenching to identify higher-grade zones within the Jugan deposit.
- Metallurgical testing on bulk samples from Pejiru and Jugan aimed at improving gold recoveries.
- Regional geological mapping and remote sensing studies to identify structural targets that may localise shale hosted disseminated gold mineralisation similar to that found at Jugan.
- Fieldwork on the most prospective target areas at Bau in preparation for drilling.
- Exploration for higher-grade deposits within the mineralised "corridors" previously identified.

Jugan

At Jugan, a previously unknown higher-grade (>5 g/t Au) zone of mineralisation was exposed during trenching at the southwestern part of the Jugan resource. Ten trenches were excavated across the zone for mapping and geochemical sampling. 155 two metre channel samples were collected from fresh rock at the base of the trenches. The results showed a continuous zone of higher-grade mineralisation 100m long and 20m wide at surface. This zone is open to the east and west and has not been properly tested by drilling (see Table 1).

OPERATIONS REVIEW – *continued*

TABLE 1: JUGAN TRENCHING RESULTS SHOWING SIGNIFICANT CONTINUOUS CHANNEL SAMPLE INTERVALS

Trench No	Interval (m)	Gold Grade g/t
JNTR29	22	3.88
JNTR31	10	5.02
JNTR32	12	5.73
JNTR33	26	3.83
JNTR33	14	4.05
JNTR36	14	4.00
JNTR37	18	6.14

Following the discovery of the higher-grade zone, detailed (1:50 scale) surface structural mapping was completed over the deposit. The detailed mapping and relogging of diamond core led to significant advances in understanding of the geology and structure of the deposit and controls on mineralisation. A higher-grade zone located at the northern end of the resource is now known to have the same structural setting as the southern zone reported above, and warrants further drill testing.

The updated geology was plotted on drill hole sections and a new 3D wire frame model of the ore zones created. Tonnage and grade calculations for the wire frame model support previous estimates.

A bulk metallurgical sample was collected from Jugan and submitted to Oretest in Perth for testing. The objective of the test work was to determine grind sizes in relation to the concentration of the gold bearing sulphides produced from a gravity system (Falcon Superbowl). Results demonstrated that the optimum grind size for maximum gravity liberation was minus 53 micron. At this grind size, 48.2% of the gold was recovered in a 12% by mass concentrate. This was achieved by two passes and resulted in a concentrate grading 23g/t Au. The results are encouraging as a first pass, with the objective to compare earlier flotation work (where the float concentrate contained 90% of the gold). If gravity can be used as an alternative part of the processing route, the cost of capital and operating costs can be reduced.

Pejiru

A bulk metallurgical sample was collected from Pejiru and submitted to Oretest in Perth for testing. The objective of the test work was to determine grind sizes in relation to the concentration of the gold bearing sulphides produced from a gravity system (Falcon Superbowl). Unlike the Jugan ore, the Pejiru ore proved problematical, and results clearly demonstrated that the ore is not suited to gravity concentration due to the fine grainsize of the arsenical pyrite that contains the gold.

Bau Reconnaissance

Regional geological mapping and remote sensing studies have identified numerous structural targets that may localise shale hosted disseminated gold mineralisation. A total of 369 samples were collected from four of the more promising targets.

Owing to the continued gold price weakness and difficulty in attracting other funding partners, the budget for exploration in Bau did not allow for any drilling to be conducted during the year. Much time was devoted to bringing the most prospective areas to a stage whereby if a decision was made, drilling could commence almost immediately. Five prospects have been brought to this stage.

OPERATIONS REVIEW *- continued*

Technology Related Activities

marketboomer Pty Ltd

The Company's associate company (20% interest at 30 June 2001), marketboomer is involved in business to business e-commerce. During the year significant progress has been made by marketboomer.

After a year building and migrating its system to the new Bullant technology platform, marketboomer went live with its marketplaces in May 2001. Since then it has embarked on licence sales with success with Voyages, St George Bank and iPlatinum. Strong prospects are being pursued in local government, with Telcos and in hospitality. Since moving to the new platform the monthly value of orders through its marketplaces have increased from $840,000 in May 2001 to nearly $3m in September 2001. Its focus on e-enablement of small to medium companies sees it enjoying success in the largest, and as yet largely untapped, part of the B2B market.

marketboomer is pursuing a funding round for growth, to ensure aggressive product development which will be followed by a further funding round next year to pursue global opportunities.

DIRECTORS' REPORT

Your directors submit their report for the financial year ended 30 June 2001.

DIRECTORS

The directors in office at the date of this report are and at any time during the financial year have been:

Executive	Non-Executive
Paul Anthony Ingram	Michael William Atkins
Gerard Burkhardt (resigned 31/8/01)	Jan Bloemraad
	Werner Ulrich
	Gerda Bloemraad (alternate to Jan Bloemraad, appointed 5/7/01)

PRINCIPAL ACTIVITIES

The principal continuing activities of the consolidated entity constituted by Menzies Gold Ltd and the entities controlled by it during the year consisted of exploration for minerals including gold exploration in Malaysia. Specific details of exploration and other activities are presented in the Operations Review on pages 3 to 5.

EMPLOYEES

The consolidated entity employed 22 employees as at 30 June 2001 (2000: 26 employees).

RESULTS AND DIVIDENDS

Operating loss of the consolidated entity after providing for income tax and eliminating outside equity interests for the year ended 30 June 2001 was $7,866,788 (2000: $3,915,105). No dividends were paid during the year and the directors do not recommend payment of a dividend.

CORPORATE STRUCTURE

The Company is limited by shares and is incorporated in Australia.

REVIEW OF OPERATIONS

A review of operations of the consolidated entity during the financial year, the results of those operations and the likely developments in the operations of the consolidated entity in subsequent financial years are set out in the Operations Review at pages 3 to 5.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

The following significant changes in the state of affairs of the consolidated entity occurred during the financial year:

(i) The Company lent $250,000 to an entity involved in the development of a specialist internet portal and business to business e-commerce application service provider, secured by a fixed and floating charge over all of the borrower's assets. The loan also had conversion terms to equity capital in the borrower company at the discretion of Menzies Gold Ltd and Menzies was also granted first rights of refusal over future equity capital issues by the borrower company. The borrower was unable to repay the loan on the due date, following a decision by Menzies not to provide any further financial support. The Company is currently evaluating how best to enforce its security charge and recover its loan. In the meantime, a full provision for non-recovery has been made in this Financial Report.

(ii) As a result of a decision taken after the end of the financial year (refer to the commentary under "Significant Events After The Balance Date" in this report), assets relating to the Bau Project, other than tangible assets, have been written down to nil as at 30 June 2001. Consequently, with effect from 30 September 2001, the Company will have no residual interest in the Bau Project. At 30 June 2000, the capitalised exploration expenditure at Bau had a carrying value of $12m. This amount has been written down to nil as at 30 June 2001.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

On 31 August 2001, Menzies Gold Ltd issued a notice to its joint venture partner to withdraw from the Bau Gold Project in Sarawak, Malaysia, in which it has a 55% interest. The Company's withdrawal will become effective on 30 September 2001.

Following withdrawal, the Company will not retain any interest in the Bau Project, which it has been responsible for sole funding since 1994.

LIKELY DEVELOPMENTS

In view of the speculative nature of activities carried on by the consolidated entity, it is not possible to comment on likely developments and expected results other than as already noted in the Operations Review.

INFORMATION ON DIRECTORS

PAUL A. INGRAM, B.App.Sc(Geol) MAusIMM (Managing Director)

Mr Ingram has in excess of 20 years' experience as an exploration geologist throughout Australia and South East Asia in search of gold, base metals, tin, uranium and other commodities.

Interest in shares and options at the date of this report – 4,000 shares; 2,250,000 options

MICHAEL W. ATKINS, FCA (Non-Executive Director)

Mr Atkins is a Fellow of the Institute of Chartered Accountants in Australia, with a Bachelor of Commerce degree from the University of Western Australia. He was previously a partner of a national firm of Chartered Accountants, involved in taxation and corporate services. Since 1987, he has been involved in the management of several listed public companies in the resources sector, including gold, mineral sands and petroleum exploration and production. He is currently a director of Auxcis Ltd and Sun Capital Group Ltd.

Interest in shares and options at the date of this report – 20,000 shares; 2,000,000 options

JAN BLOEMRAAD, M.Sc(Geol) (Non-Executive Director)

Mr Bloemraad is a geologist, who has explored for gold, uranium, base metals, tin, tungsten and other commodities in Canada, South America, Europe and the Far East. Presently, Mr Bloemraad is Vice President, Exploration, for Cameco Gold Inc.

Interest in shares and options at the date of this report – nil shares; 950,000 options

WERNER ULRICH (Non-Executive Director)

Mr Ulrich, a resident of Switzerland, has spent his entire career in finance and portfolio management. He has held positions at various Swiss banks and has gained experience internationally in diverse fields as a Merchant Banker.

Interest in shares and options at the date of this report – 250,000 shares; 1,200,000 options

GERDA R. BLOEMRAAD (Alternate Director to Jan Bloemraad, appointed 5 July 2001)

Ms. Bloemraad is a lawyer with a Masters Degree in Law from Leiden University in the Netherlands and a B.A. and L.L.B. degree from the University of Saskatchewan, Canada. Ms. Bloemraad is Legal Advisor/Administrator of Cameco Gold Inc. and responsible for the legal and corporate affairs of its exploration department, which includes negotiating and drafting domestic and international option, joint venture and other agreements and dealing with statutory and regulatory requirements. In addition, she provides legal and corporate advice to Cameco Gold's subsidiaries and affiliates.

DR GERARD BURKHARDT (Former Executive Chairman, resigned 31 August 2001)

Dr Burkhardt has more than thirty years' international experience as an advisor to the finance, investment and mining industries. He is also a Director of a number of private companies involved in trading, real estate, agriculture, merchant banking and finance.

Directors were in office from the beginning of the financial year until the date of this report, unless otherwise stated.

DIRECTORS' REPORT - *continued*

CORPORATE GOVERNANCE STATEMENT

The board of directors of Menzies Gold Ltd is responsible for the corporate governance of the consolidated entity. The board guides and monitors the business and affairs of Menzies Gold Ltd on behalf of the shareholders by whom they are elected and to whom they are accountable.

This statement outlines the main corporate governance practices that have been established to ensure the board is well equipped to discharge its responsibilities. The board acknowledges the need for, and continued maintenance, at the highest standards of ethical conduct by all directors and employees of the Company.

Composition of the Board

The directors of the consolidated entity in office at the date of this statement are set out in the Directors' Report on page 6.

The composition of the board is determined in accordance with the following principles and guidelines:

- The board shall comprise at least 4 directors, increasing where additional expertise is considered desirable in certain areas. At present the board consists of 1 executive and 3 non-executive directors. The guideline previously had been for the Board to comprise at least 5 directors, but, with the recent withdrawal from the Bau Project, the Board does not feel that a larger number of directors is warranted.
- The board should not comprise a majority of executive directors.

Directors should bring characteristics, which allow a mix of qualifications, skills and experience both nationally and internationally.

The board reviews its composition on an annual basis to ensure that the board has the appropriate mix of expertise and experience. When a vacancy exists, for whatever reason, or where it is considered that the board would benefit from the services of a new director with particular skills, the board selects appropriate candidates with relevant qualifications, skills and experience. External advisers may be used to assist in such a process. The board then appoints the most suitable candidate who must stand for election at the next general meeting of shareholders.

The chairman reviews the performance of all directors each year. Directors whose performance is unsatisfactory are asked to retire.

Since the resignation of Dr Burkhardt as chairman on 31 August 2001, the board has not appointed a new chairman. It is the board's intention to appoint a chairman in due course.

Independent Professional Advice

Each director has the right to seek independent professional advice at the Company's expense. However, prior approval of the chairman is required, which is not to be unreasonably withheld.

Remuneration

The board reviews the remuneration packages and policies applicable to the executive directors, senior executives and non-executive directors on an annual basis. Remuneration levels are competitively set to attract the most qualified and experienced directors and senior executives. Where necessary the board obtains independent advice on the appropriateness of remuneration packages.

DIRECTORS' MEETINGS

The number of meetings of the Company's directors and the number of meetings attended by each director during the year ended 30 June 2001 is:

	Number of meetings held during period of office	Number of meetings attended
Paul Anthony Ingram	5	5
Michael William Atkins	5	5
Jan Bloemraad	5	4
Werner Ulrich	5	5
Gerard Burkhardt (resigned 31/8/01)	5	5

INDEMNIFICATION OF OFFICERS AND AUDITORS

The parent entity has not, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the parent entity or of any related body corporate against a liability incurred as such an officer or auditor.

SHARE OPTIONS

(a) No quoted options have been issued during the year.

(b) During the year and up to the date of this report 3,750,000 unlisted options were issued by the parent entity to consultants and promoters and to a company as an introduction fee. These options are exercisable at 20 cents each on or before 30 April 2005.

(c) At the date of this report, there were 19,400,000 unissued ordinary shares under option (4,650,000 options exercisable at 30 cents each on or before 30 September 2003, 7,000,000 options exercisable at 20 cents each on or before 31 March 2005, and 7,750,000 options exercisable at 20 cents each on or before 30 April 2005).

No person entitled to exercise any option above has or had, by virtue of the option, a right to participate in any share issue of any other body corporate.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

The terms 'director' and 'officer' have been treated as mutually exclusive for the purposes of this disclosure. The elements of emoluments have been determined on the basis of the cost to the Company and the consolidated entity.

Executives are those directly accountable and responsible for the operation, management and strategic direction of the Company and the consolidated entity. The level of emoluments takes into account the individual's skills, experience and general market conditions. Emoluments are not directly related to the Company's performance but do take into account the Company's financial circumstances.

Details of the nature and amount of each element of the emolument of each director of the Company and the executive officer of the consolidated entity for the financial year are as follows:

Emoluments of directors of Menzies Gold Ltd and the consolidated entity

Name	Office	Salary/Fees $	Other $	Incentive Schemes $	Total $
PA Ingram	Managing Director	126,759	9,646	–	136,405
MW Atkins	Non-executive Director	27,500	–	–	27,500
J Bloemraad	Non-executive Director	–	–	–	–
W Ulrich	Non-executive Director	–	–	–	–
G Burkhardt	Former Executive Chairman	180,160	–	–	180,160

Emoluments of the executive officer of Menzies Gold Ltd and the consolidated entity

Name	Office	Salary/Fees $	Other $	Incentive Schemes $	Total $
H Mustard	Executive Officer	92,742	18,901	–	111,643

DIRECTORS' REPORT - *continued*

ENVIRONMENTAL REGULATIONS

Exploration work by the Group in Malaysia is performed to conform with local environmental regulations and guidelines as set down by the relevant authorities. All facets of rehabilitation of drill sites, roads etc. are carefully adhered to. Local community awareness plays an important role in this field and the Group has well established liaison teams working closely with community leaders. The directors are not aware of any significant breaches of environmental regulations as a result of the exploration activities of the Group during the year.

This report is made in accordance with a resolution of directors.

P A Ingram
Managing Director

Perth, 28 September 2001

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2001

	Notes	Consolidated		Parent Entity	
		2001	2000	2001	2000
		$	$	$	$
Revenues from ordinary activities	2	**123,175**	1,909,759	**121,916**	133,985
Borrowing costs		–	–	–	–
Employee expenses		**(294,060)**	(291,857)	**(187,311)**	(147,481)
Depreciation and amortisation expenses		**(1,800)**	(6,157)	**(1,800)**	(6,157)
Mineral tenement acquisition and exploration expenditure written off		**(97,811)**	(61,601)	**(97,811)**	(61,601)
Share of net losses of associate accounted for using the equity method		**(573,071)**	(66,378)	–	–
Other expenses from ordinary activities	3	**(14,856,121)**	(3,935,189)	**(8,232,957)**	(2,567,445)
Loss from ordinary activities before income tax expense		**(15,699,688)**	(2,451,423)	**(8,397,963)**	(2,648,699)
Income tax expense relating to ordinary activities		–	–	–	–
Net loss		**(15,699,688)**	(2,451,423)	**(8,397,963)**	(2,648,699)
Net profit / (loss) attributable to outside equity interests		**(7,832,900)**	1,463,682	–	–
Net loss attributable to members of Menzies Gold Ltd		**(7,866,788)**	(3,915,105)	**(8,397,963)**	(2,648,699)

STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2001

	Notes	Consolidated 2001 $	Consolidated 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
CURRENT ASSETS					
Cash assets		**1,682,701**	3,503,292	**1,164,049**	2,926,295
Receivables	6	**42,735**	35,278	**9,602**	14,965
Inventories		**1,617**	11,001	**–**	–
TOTAL CURRENT ASSETS		**1,727,053**	3,549,571	**1,173,651**	2,941,260
NON-CURRENT ASSETS					
Receivables	7	**–**	–	**1,250,000**	2,869,690
Investments accounted for using the equity method	8	**1,250,000**	2,433,622	**–**	–
Other financial assets	8	**4,000**	4,000	**546,227**	5,282,027
Plant and equipment	9	**72,508**	128,706	**2,565**	4,202
Exploration, evaluation and development expenditure	10	**–**	12,000,000	**–**	–
Other		**2,205**	3,418	**–**	–
TOTAL NON-CURRENT ASSETS		**1,328,713**	14,569,746	**1,798,792**	8,155,919
TOTAL ASSETS		**3,055,766**	18,119,317	**2,972,443**	11,097,179
CURRENT LIABILITIES					
Payables	11	**97,027**	160,426	**126,507**	103,280
Interest-bearing liabilities	12	**–**	3,487	**–**	–
Provisions	13	**250,000**	–	**250,000**	–
TOTAL CURRENT LIABILITIES		**347,027**	163,913	**376,507**	103,280
TOTAL LIABILITIES		**347,027**	163,913	**376,507**	103,280
NET ASSETS		**2,708,739**	17,955,404	**2,595,936**	10,993,899
EQUITY					
Parent entity interest					
Contributed equity	14	**53,476,096**	53,476,096	**53,476,096**	53,476,096
Reserves	16	**1,012**	1,012	–	–
Accumulated losses	16	**(50,813,264)**	(42,946,476)	**(50,880,160)**	(42,482,197)
Total parent entity interest		**2,663,844**	10,530,632	**2,595,936**	10,993,899
Total outside equity interests	17	**44,895**	7,424,772	**–**	–
TOTAL EQUITY		**2,708,739**	17,955,404	**2,595,936**	10,993,899

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2001

	Notes	Consolidated 2001 $	Consolidated 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Payments to suppliers and employees		**(603,188)**	(473,902)	**(593,193)**	(348,352)
Interest received		**123,175**	151,436	**121,916**	150,395
GST received		**17,351**	–	**17,151**	–
Receipts from proposed option agreement		**240,000**	–	**240,000**	–
Refund of receipts from proposed option agreement		**(240,000)**	–	**(240,000)**	–
Other		**(7,457)**	–	**5,363**	–
NET CASH FLOWS USED IN OPERATING ACTIVITIES	20(a)	**(470,119)**	(322,466)	**(448,763)**	(197,957)
CASH FLOWS FROM INVESTING ACTIVITIES					
Acquisition of mineral assets and exploration expenditure		**(1,030,187)**	(1,532,820)	**(97,811)**	(55,935)
Acquisition of property, plant and equipment		**(11,070)**	(6,166)	**(2,186)**	–
Loans to and investments in controlled entities		**–**	–	**(1,008,217)**	(1,935,881)
Loans to other entities		**(250,000)**	–	**(250,000)**	–
Payments for investments		**–**	(160,000)	**–**	–
Loans repaid by controlled entities		**–**	–	**67,218**	1,711,429
Payments for security deposits		**–**	(18,401)	**–**	(18,401)
Proceeds from sale of property, plant and equipment		**–**	1,279	**–**	–
Proceeds from sale of other assets		**–**	1,773,454	**–**	–
Payments for costs relating to sale of other assets		**–**	(148,107)	**–**	–
Acquisition of marketboomer Pty Ltd shares		**–**	(2,500,000)	**–**	(2,500,000)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		**(1,291,257)**	(2,590,761)	**(1,290,996)**	(2,798,788)
CASH FLOWS FROM FINANCING ACTIVITIES					
Cash proceeds from issue of fully paid shares		**–**	1,620,000	**–**	1,620,000
Repayment of borrowings		**(3,487)**	(10,723)	**–**	–
NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES		**(3,487)**	1,609,277	**–**	1,620,000
NET INCREASE / (DECREASE) IN CASH HELD		**(1,764,863)**	(1,303,950)	**(1,739,759)**	(1,376,745)
Cash at the beginning of the financial year		**3,292,195**	4,564,278	**2,715,198**	4,031,147
Effect of exchange rate changes on cash		**34,630**	31,867	**67,869**	60,796
CASH AT THE END OF THE FINANCIAL YEAR	20(b)	**1,561,962**	3,292,195	**1,043,308**	2,715,198

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared on the basis of historical costs. All assets are stated at cost or written down to recoverable amount. The accounting policies adopted are consistent with those of the previous year and have been consistently applied by each entity in the consolidated entity except as otherwise indicated.

The following is a summary of the significant accounting policies adopted by the consolidated entity in the preparation of the financial report.

(a) Reclassification of Financial Information

Some line items and sub-totals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of the first time application on 1 July 2000 of the revised standards AASB 1018 *Statement of Financial Performance,* AASB 1034 *Financial Report Presentation and Disclosures* and the new AASB 1040 *Statement of Financial Position.*

Adoption of these standards has resulted in the transfer of the reconciliation of opening and closing accumulated losses from the face of the statement of financial performance to Note 16. Revenue and expense items previously disclosed as abnormal have been reclassified and are now disclosed individually as significant items in Note 3.

(b) Principles of Consolidation

The consolidated accounts comprise the accounts of the Company, Menzies Gold Ltd, and all entities controlled by Menzies Gold Ltd from time to time during the year and at balance date.

All inter-company balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the consolidated entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

(c) Foreign Currencies

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the transaction date.

At balance date, amounts payable to and by the entities within the consolidated entity that are denominated in foreign currencies have been converted to local currency at rates of exchange ruling at period end. Resulting exchange differences are brought to account in determining the profit or loss for the period.

As the operations of the foreign controlled entities are integrated with the parent entity, the results of those entities are translated at rates current on the date of transactions, except for monetary items which are translated at the rate at balance date. Foreign exchange differences are brought to account in arriving at the result for the period.

(d) Cash and cash equivalents

Cash on hand and in banks and short-term deposits are stated at the lower of cost and net realisable value.

For the purpose of the statement of cash flows, cash includes:

(i) cash on hand and in at call deposits with banks or financial institutions, net of bank overdrafts; and

(ii) investments in money market instruments.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

(e) Receivables

The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts.

(f) Non-Current Investments

Investments are brought to account at cost. The carrying amount of investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. Investments in associates are carried at the lower of the equity-accounted amount and recoverable amount in the consolidated financial report and the lower of cost and recoverable amount in Menzies Gold Ltd's financial report.

(g) Recoverable Amount

Non-current assets are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected net cash flows have been discounted to their present value using a market determined risk adjusted discount rate.

(h) Plant and Equipment

Plant and equipment are included at cost and are depreciated over their estimated useful lives commencing from the time the asset is held ready for use. Depreciation is provided on a straight line basis over periods of 3 to 8 years (2000: 3 to 8 years) on all plant and equipment.

(i) Exploration, Evaluation and Development Expenditure

Exploration, evaluation and development expenditure is carried forward in the financial reports, in respect to areas of interest for which the rights of tenure are current and where:

(i) such expenditure is expected to be recouped through successful development and exploitation or sale of the area; or

(ii) exploration and evaluation activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active operations in, or in relation to, the area are continuing.

Exploration expenditure, which no longer satisfies the policy stated above, is written off in the period in which that decision is made.

(j) Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received. Trade accounts payable are normally settled within 30 days.

(k) Share capital

Ordinary share capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(l) Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2001 – *continued*

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – *continued*

(m) Income Tax

The consolidated entity adopts the liability method of tax-effect accounting whereby the income tax expense shown in the statement of financial performance is based on the operating result before income tax adjusted for any permanent differences.

Timing differences, which arise due to the different accounting years in which items of revenue and expense are included in the determination of the operating result before income tax and taxable income are brought to account as either provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the year in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income tax legislation, the anticipation that the consolidated entity will derive sufficient future assessable income to enable the benefit to be realised and the companies within the consolidated entity will continue to comply with the conditions of deductibility imposed by the law.

(n) Earnings per Share

(i) *Basic Earnings per Share* – Basic earnings per share is determined by dividing the operating result after income tax by the weighted average number of ordinary shares outstanding during the financial year.

(ii) *Diluted Earnings per Share* – Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account amounts unpaid on ordinary shares and any reduction in earnings per share that will probably arise from the exercise of options outstanding during the financial year.

(o) Goods and Services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to the ATO are classified as operating cash flows.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2001 – *continued*

	Consolidated 2001 $	Consolidated 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
2. REVENUE FROM ORDINARY ACTIVITIES				
Revenues from operating activities				
Sales revenue	–	–	–	–
Revenues from non-operating activities				
Interest – other persons/corporations	**123,175**	135,026	**121,916**	133,985
Proceeds from sale of non-current assets	–	1,279	–	–
Proceeds from sale of investment	–	1,773,454	–	–
Total revenues from outside the operating activities	**123,175**	1,909,759	**121,916**	133,985
Total revenues from ordinary activities	**123,175**	1,909,759	**121,916**	133,985

	Consolidated 2001 $	Consolidated 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
3. EXPENSES AND LOSSES/(GAINS)				
(a) Expenses				
Depreciation of plant and equipment	**1,800**	6,157	**1,800**	6,157
Exploration expenditure written off	**97,811**	335,828	**97,811**	61,601
(b) Losses / (Gains)				
Loss on sale of tenement	–	1,871	–	–
Net loss / (gain) on disposal of plant and equipment	**2,023**	–	**2,023**	–
Translation (gains) / losses arising on monetary assets and liabilities denominated in foreign currencies	**(34,630)**	(31,867)	**(67,869)**	(60,796)
(c) Significant Items				
Loss from ordinary activities before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity:				
Provision against loans to controlled entities	–	–	**(1,552,472)**	533,254
Provision for closure of Malaysian operations	**(250,000)**	–	**(250,000)**	–
Provision against loan to joint venture partner	**(453,022)**	(682,883)	**(453,022)**	(682,883)
Provision against investment in controlled entities	–	–	**(5,289,493)**	(2,313,247)
Provision against investment in associate	**(610,551)**	–	–	–
Provision against loan to other entity	**(250,000)**	–	**(250,000)**	–
Provision against term deposits pledged as security	**(100,000)**	–	**(100,000)**	–
Net profit on sale of investment	–	1,373,710	–	–
Diminution / write down in value of exploration properties	**(12,927,434)**	(2,855,470)	–	–
	(14,591,007)	(2,164,643)	**(7,894,987)**	(2,462,876)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2001 – *continued*

	Consolidated 2001 $	Consolidated 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
4. INCOME TAX EXPENSE				
(a) The prima facie tax benefit at 34% (2000: 36%) on operating loss is reconciled to the income tax provided in the financial statements as follows:				
Operating loss	**15,699,688**	2,451,423	**8,397,963**	2,648,699
Prima facie income tax benefit	**5,337,894**	882,512	**2,855,307**	953,532
Less/(add) tax effect of permanent differences				
Expenditure not deductible	**22,589**	1,706	**22,589**	1,706
Foreign exchange translation gains not assessable	**(11,774)**	(11,472)	**(23,075)**	(21,887)
Exploration expenditure written off	**33,256**	–	**33,256**	–
Provision for diminution in value of investment in controlled entity	**–**	–	**1,798,428**	832,769
Provision for diminution in investment	**207,587**	–	**–**	–
Provision against term deposits	**34,000**	–	**34,000**	–
Provision for closure of Malaysian operations	**85,000**	–	**85,000**	–
Diminution / write down in value of exploration properties	**4,395,328**	533,434	**–**	–
Provision for non recovery of loans	**237,792**	245,838	**765,632**	53,866
Total permanent differences	**5,003,778**	769,506	**2,715,830**	866,454
Income tax benefit adjusted for permanent differences	**334,116**	113,006	**139,477**	87,078
Less future income tax benefit not brought to account	**334,116**	113,006	**139,477**	87,078
Income tax benefit attributable to operating loss	**–**	–	**–**	–
(b) The directors estimate that the potential future income tax benefit at 30 June 2001 at 30% in respect of tax losses not brought to account is	**1,007,977**	1,305,985	**715,634**	582,383

The future income tax benefits stated above will only be obtained if the conditions in Note 1(m) are satisfied.

5. EARNINGS PER SHARE

	2001 cents	2000 cents
Basic earnings/(loss) per share	**(6.01)**	(3.23)
	No.	No.
Weighted average number of ordinary shares used in calculation of basic earnings per share	**130,884,179**	121,035,818

The diluted earnings per share is not materially different from the basic earnings per share.

Options

Options are considered to be potential ordinary shares. However, they are not considered to be dilutive in nature as their exercise will not result in a diluted earnings per share that shows an inferior view of earnings performance of the Company than is shown by basic earnings per share. The options have not been included in the determination of the basic earnings per share.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2001 – *continued*

	Consolidated		Parent Entity	
	2001	2000	**2001**	2000
	$	$	**$**	$
6. RECEIVABLES (CURRENT)				
Loan – other entity	**250,000**	–	**250,000**	–
Less provision for non recovery – other entity	**(250,000)**	–	**(250,000)**	–
Other receivables	**42,735**	35,278	**9,602**	14,965
	42,735	35,278	**9,602**	14,965
7. RECEIVABLES (NON-CURRENT)				
Loans – controlled entities	**–**	–	**6,740,234**	6,805,950
Less provision for non recovery – controlled entities	**–**	–	**(5,490,234)**	(3,936,260)
	–	–	**1,250,000**	2,869,690
8. OTHER FINANCIAL ASSETS				
Shares in other listed corporations	**4,000**	4,000	**4,000**	4,000
Shares in controlled entities – at cost (Note 8a)*	**–**	–	**25,222,404**	30,539,188
Less provision for diminution in value	**–**	–	**(24,680,177)**	(25,261,161)
	4,000	4,000	**546,227**	5,282,027
Investments at equity accounted amount:				
Associated companies – unlisted shares (Note 8c)	**1,860,551**	2,433,622	**–**	–
Less provision for diminution in value	**(610,551)**	–	**–**	–
	1,250,000	2,433,622	**–**	–
Total Investments	**1,254,000**	2,437,622	**546,227**	5,282,027
Market value of listed shares at balance date	**3,600**	4,600	**3,600**	4,600

* This amount includes an unsecured loan to a joint venture partner of $6,323,499 (2000: $5,870,477) repayable only from production.

(a) Ordinary Shares in Controlled Entities

Name of controlled entity	Place of Incorporation	Equity Interest of the Consolidated Entity		Parent Entity Investment	
		2001	2000	**2001**	2000
		%	%	**$**	$
Bedrock Mining Pty Ltd	Australia	**100**	100	**2**	2
Menzies Resources Pty Ltd	Australia	**100**	100	**2**	2
BYG Services Sdn Bhd*	Malaysia	**55**	55	**–**	4,735,800
Menzies Gold SA*	Switzerland	**100**	100	**542,223**	542,223
Menzies International Ltd (BVI)*	BVI	**100**	100	**–**	–
				542,227	5,278,027

BVI – British Virgin Islands

* Not audited by Ernst & Young Australia

On 15 May 2001, Menzies Technologies Ltd changed its name to Menzies International Ltd (BVI).

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2001 *– continued*

8. OTHER FINANCIAL ASSETS – *continued*

(b) Outside Equity Interests in Controlled Entities

Name of controlled entity	Total Issued and Paid Up Capital		Equity Holding of Outside Interest	
	2001	2000	**2001**	2000
	$	$	**%**	%
BYG Services Sdn Bhd – Ordinary	**1,479**	1,479	**45**	45
BYG Services Sdn Bhd – Preference	**15,131,907**	14,125,192	**45**	45

Menzies Gold Ltd has issued a notice to its joint venture partner of its intention to withdraw from the Bau Gold Project in Sarawak, Malaysia, in which it has a 55% interest. The Company's withdrawal will become effective on 30 September 2001. Refer to Note 24 "Significant Events After The Balance Date".

(c) Interest in Associates

Name of associated company	Ownership interest held by consolidated entity	
	2001	2000
marketboomer Pty Ltd – ordinary shares	**20%**	20%
(i) Principal activities of associated company		
A technology company developing an online business to business e-commerce model for purchasing systems.		
	$	$
(ii) Share of associate's losses	**(573,071)**	(66,378)
(iii) Carrying amount of investment in associate		
Balance at the beginning of the financial year	**2,433,622**	–
– cost of investment	–	2,500,000
– share of associate's net losses for the financial year	**(573,071)**	(66,378)
– provision against value of investment	**(610,551)**	–
Carrying amount of investment at the end of the financial year	**1,250,000**	2,433,622
(iv) Share of associate's assets and liabilities		
Current assets	**195,807**	797,169
Non-current assets	**97,911**	41,326
Current liabilities	**114,367**	84,425
Non-current liabilities	**–**	–
Net Assets	**179,351**	754,070

There are no significant subsequent events affecting the associate's results for the ensuing year. The associate has no commitments or contingent liabilities.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2001 – *continued*

	Consolidated		Parent Entity	
	2001	2000	**2001**	2000
	$	$	**$**	$
9. PLANT AND EQUIPMENT				
Plant and equipment – at cost	**562,273**	602,542	**121,082**	128,898
Less accumulated depreciation	**(489,765)**	(473,836)	**(118,517)**	(124,696)
Total plant and equipment	**72,508**	128,706	**2,565**	4,202
Reconciliations of the carrying amounts for each class of plant and equipment are set out below:				
Plant and equipment				
Carrying amount at beginning of year	**128,706**	221,738	**4,202**	13,943
Additions	**11,070**	6,166	**2,186**	–
Disposals	**(3,063)**	(29,774)	**(2,023)**	(3,584)
Depreciation	**(64,205)**	(69,424)	**(1,800)**	(6,157)
Carrying amount at end of year	**72,508**	128,706	**2,565**	4,202
10. EXPLORATION, EVALUATION AND DEVELOPMENT EXPENDITURE				
Acquisition and exploration costs carried forward in respect of exploration areas of interest				
Balance at 1 July – at cost	**40,514,625**	39,264,821	**–**	5,666
Exploration expenditure incurred during the year	**1,025,245**	1,585,632	**97,811**	55,935
Expenditure written off during the year	**(97,811)**	(335,828)	**(97,811)**	(61,601)
Balance at 30 June – at cost	**41,442,059**	40,514,625	**–**	–
Diminution provision at 1 July	**(28,514,625)**	(25,659,155)	**–**	–
Additional provision in the year	**(12,927,434)**	(2,855,470)	**–**	–
Provision for diminution in value at 30 June	**(41,442,059)**	(28,514,625)	**–**	–
Mineral acquisition and exploration expenditure at 30 June	**–**	12,000,000	**–**	–

Menzies Gold Ltd has issued a notice to its joint venture partner of its intention to withdraw from the Bau Gold Project in Sarawak, Malaysia, in which it has a 55% interest. The Company's withdrawal will become effective on 30 September 2001. Following withdrawal, the Company will not retain any legal or beneficial interest in the Bau Project. Consequently, all capitalised exploration expenditure in relation to the Bau Project has been written down to nil value as at 30 June 2001.

	Consolidated		Parent Entity	
	2001	2000	**2001**	2000
	$	$	**$**	$
11. PAYABLES				
Trade creditors	**97,027**	160,426	**126,507**	103,280
	97,027	160,426	**126,507**	103,280

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2001 – *continued*

	Consolidated		Parent Entity	
	2001	2000	**2001**	2000
	$	$	**$**	$
12. INTEREST-BEARING LIABILITIES				
Current				
Hire purchase liability (secured*)	**–**	3,487	**–**	–
* The liability was secured by a charge over the assets subject to hire purchase	**–**	3,487	**–**	–

13. PROVISIONS

Provision for closure of Malaysian operations	**250,000**	–	**250,000**	–
	250,000	–	**250,000**	–

The Company has issued a notice of withdrawal from the Bau Project in Malaysia – refer to Note 24 for full details. The provision for closure reflects additional funds spent on the project since the balance date as well as an estimate of funds required to be expended to effect an orderly closure of the project's activities.

	Consolidated		Parent Entity	
	2001	2000	**2001**	2000
	$	$	**$**	$
14. CONTRIBUTED EQUITY				
Issued and paid up				
130,884,179 ordinary shares fully paid (2000:130,884,179)	**53,476,096**	53,476,096	**53,476,096**	53,476,096

Terms and condition of contributed equity

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2001 – *continued*

15. SHARE OPTIONS

	Expiry Date	Exercise Price	2001	2000
Options at the beginning of the financial year	30-Nov-99	85 cents	–	200,000
Options at the beginning of the financial year	31-May-00	66 cents	–	3,000,000
Options at the beginning of the financial year	30-Sep-03	30 cents	**4,650,000**	4,650,000
Options at the beginning of the financial year	31-Mar-05	20 cents	**7,000,000**	–
Options at the beginning of the financial year	30-Apr-05	20 cents	**4,000,000**	–
			15,650,000	7,850,000
Movements / New Issues				
Directors options lapsed during the year	30-Nov-99	85 cents	–	(200,000)
Broker options expired during the year	31-May-00	66 cents	–	(3,000,000)
Options issued to directors in May 2000	31-Mar-05	20 cents	–	7,000,000
Options issued as introduction fee for the marketboomer Pty Ltd investment in March 2000	30-Apr-05	20 cents	–	4,000,000
Options issued for the purpose of corporate and business promotion of Menzies Gold Ltd and the marketboomer B2B e-commerce model in Europe	30-Apr-05	20 cents	**3,750,000**	–
			3,750,000	7,800,000
End of Period Position				
Options at the end of the financial year	30-Sep-03	30 cents	**4,650,000**	4,650,000
Options at the end of the financial year	31-Mar-05	20 cents	**7,000,000**	7,000,000
Options at the end of the financial year	30-Apr-05	20 cents	**7,750,000**	4,000,000
			19,400,000	15,650,000

All new issues of options during the year were at nil consideration.

16. RESERVES AND ACCUMULATED LOSSES

	Consolidated		Parent Entity	
	2001 $	2000 $	**2001 $**	2000 $
(a) Reserves				
General reserve	**1,012**	1,012	–	–
	1,012	1,012	–	–
(b) Accumulated Losses				
Balance at the beginning of the year	**42,946,476**	39,031,371	**42,482,197**	39,833,498
Net loss attributable to members of Menzies Gold Ltd	**7,866,788**	3,915,105	**8,397,963**	2,648,699
Balance at end of year	**50,813,264**	42,946,476	**50,880,160**	42,482,197

17. OUTSIDE EQUITY INTERESTS

Outside equity interests in controlled entities comprise:

Interest in retained profits / (losses)	**(7,391,628)**	441,272	–	–
Interest in share capital	**6,810,024**	6,357,001	–	–
Interest in reserves	**626,499**	626,499	–	–
Total outside equity interests	**44,895**	7,424,772	–	–

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2001 – *continued*

18. CAPITAL COMMITMENTS

(a) Mineral Tenement Leases

Menzies Gold Ltd has issued a notice to its joint venture partner of its intention to withdraw from the Bau Gold Project in Sarawak, Malaysia, in which it has a 55% interest. The Company's withdrawal will become effective on 30 September 2001. Consequently, Menzies Gold Ltd has no future commitments in respect of the Bau Project.

		Consolidated		Parent Entity	
		2001	2000	**2001**	2000
		$	$	**$**	$
(b) Hire Purchase Commitments					
Commitments in relation to hire purchase are payable as follows:					
Not later than one year		–	3,487	–	–
Minimum hire purchase payments		–	4,482	–	–
Less: future finance charges		–	995	–	–
Provided for in financial statements		–	3,487	–	–
Representing hire purchase liabilities Current	(Note 12)	–	3,487	–	–

19. CONTINGENT LIABILITIES

The parent entity has $120,739 (2000: $211,097) in cash deposits, which are pledged as security against exploration work commitments. Although the consolidated entity has no further interest in the mineral licences to which the security deposits relate to, if work commitments in relation to the consolidated entity's former mineral interests in Thailand are not complied with, the security deposits may be forfeited.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2001 – *continued*

20. (a) RECONCILIATION OF NET CASH OUTFLOWS FROM OPERATING ACTIVITIES TO OPERATING LOSS AFTER INCOME TAX

	Consolidated		Parent Entity	
	Inflows (Outflows) 2001 $	Inflows (Outflows) 2000 $	**Inflows (Outflows) 2001 $**	Inflows (Outflows) 2000 $
Operating loss after income tax	**(15,699,688)**	(2,451,423)	**(8,397,963)**	(2,648,699)
Loss / (Profit) on sale of plant and equipment	**2,023**	–	**2,023**	–
Loss / (Profit) on sale of non-current asset	–	1,871	–	–
Depreciation and amortisation	**1,800**	6,157	**1,800**	6,157
Foreign currency (gains) / losses	**(34,630)**	(31,867)	**(67,869)**	(60,796)
Provision for non-recovery of loans	**250,000**	–	**1,794,330**	149,629
Provision against term deposits pledged as security	**100,000**	–	**100,000**	–
Provision against loan to joint venture party	**453,022**	–	**453,022**	–
Exploration expenditure written off or provided against	**13,025,245**	3,538,353	**97,811**	61,601
Diminution in value of investments	**610,551**	–	**5,289,493**	2,313,247
Profit on sale of investment	–	(1,608,454)	–	–
Share of losses of associate	**573,071**	66,378	–	–
Cash flows included in operating loss attributable to financing and investing activities:				
Provision for non-recovery of loans	**250,000**	–	**250,000**	–
Change in operating assets and liabilities:				
Increase/(decrease) in current creditors, borrowings and provisions	**(3,440)**	46,226	**23,227**	(20,541)
(Increase)/decrease in inventories	**9,384**	615	–	–
(Increase)/decrease in current receivables	**(7,457)**	109,678	**5,363**	1,445
NET CASH OUTFLOWS FROM OPERATING ACTIVITIES	**(470,119)**	(322,466)	**(448,763)**	(197,957)

20. (b) RECONCILIATION OF CASH

Cash at the end of the financial year as shown in the statement of cash flows is reconciled to items in the balance sheet as follows:

Cash at bank	**1,561,962**	3,292,195	**1,043,308**	2,715,198
Security deposits (see note19)	**120,739**	211,097	**120,739**	211,097
	1,682,701	3,503,292	**1,164,047**	2,926,295

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2001 – *continued*

21. AUDITORS' REMUNERATION

	Consolidated		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
Amounts received or due and receivable by Ernst & Young for:				
– an audit or review of the financial reports of the entity and any other entity in the consolidated entity	13,200	21,100	13,200	21,100
– legal services provided by a related practice of Ernst & Young to the entity and any other entity in the consolidated entity	30,000	–	30,000	–
Amounts received or due and receivable by auditors other than Ernst & Young for:				
– an audit or review of the financial statements of subsidiary entities	20,997	26,795	–	–

22. DIRECTORS' AND EXECUTIVES' REMUNERATION

(a) Directors

The directors of Menzies Gold Ltd during the year were:

Paul Ingram, Michael Atkins, Jan Bloemraad, Werner Ulrich and Gerard Burkhardt.

	Consolidated		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
(b) Remuneration of directors				
Income paid or payable, or otherwise made available to all directors of the consolidated entity from corporations of which they are directors or related bodies corporate or entities controlled by the parent entity.	455,708	462,611		
Income paid or payable, or otherwise made available to all directors of Menzies Gold Ltd from that company and related bodies corporate.			344,065	356,068

The number of directors of Menzies Gold Ltd whose remuneration from the parent entity or related bodies falls within the following bands are as follows:

	No.	No.
$0 – $9,999	2	2
$10,000 – $19,999	–	1
$20,000 – $29,999	1	–
$50,000 – $59,999	–	1
$120,000 – $129,999	–	1
$130,000 – $139,999	1	–
$150,000 – $159,999	–	1
$180,000 – $189,999	1	–

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2001 – *continued*

22. DIRECTORS' AND EXECUTIVES' REMUNERATION – *continued*

(c) Remuneration of executives

	Consolidated		Parent Entity	
	2001	2000	**2001**	2000
	$	$	**$**	$
Amounts received or due and receivable by executive officers (including executive directors) of the consolidated entity whose remuneration is $100,000 or more from all entities in the consolidated entity	**428,208**	391,761		
Amounts received or due and receivable by executive officers (including executive directors) of the parent entity whose remuneration is $100,000 or more from all entities in the consolidated entity			**316,565**	285,218

The number of executives whose income was within the following bands:

	No.	No.	**No.**	No.
$100,000 – $109,999	–	1	–	–
$110,000 – $119,999	1	–	–	–
$120,000 – $129,999	–	1	–	1
$130,000 – $139,999	1	–	1	–
$150,000 – $159,999	–	1	–	1
$180,000 – $189,999	1	–	1	–

23. RELATED PARTY TRANSACTIONS

(i) Menzies Gold Ltd is the ultimate parent entity.

(ii) **Wholly Owned Group**

Loans have been made to wholly owned entities at no interest charge and no set repayment date (refer Note 7).

(iii) **Directors shareholdings**

	2001	2000
	No.	No.
Shares and share options acquired from the entity during the year:		
Ordinary share options (see note 15)	–	7,000,000
Shares and share options held at end of the year:		
Ordinary shares	**524,000**	524,000
Ordinary share options	**10,400,000**	10,400,000

24. SIGNIFICANT EVENTS AFTER THE BALANCE DATE

On 31 August 2001, Menzies Gold Ltd issued a notice to its joint venture partner of its intention to withdraw from the Bau Gold Project in Sarawak, Malaysia, in which it has a 55% interest. The Company's withdrawal will become effective on 30 September 2001. Following withdrawal, the Company will not retain any legal or beneficial interest in the Bau Project, which it has been responsible for sole funding since 1994.

The financial effect of the above event has been brought to account in the financial statements for the year ended 30 June 2001, with the primary result being that all capitalised exploration expenditure in relation to the Bau Project has been written down to nil value. In addition, a provision of $250,000 has been recorded in the financial statements for the year ended 30 June 2001 for post balance date costs relating to the Bau Project – refer to Note 13.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2001 – *continued*

25. SEGMENT INFORMATION

The consolidated entity operated predominantly in the mining industry in Malaysia during the period. Menzies' also has an investment in the business to business e-commerce company, marketboomer Pty Ltd.

Geographical Segments

2001	Australia $	Malaysia $	Switzerland $	Eliminations $	Consolidated $
Operating revenue					
Revenue derived from outside the group	121,916	–	1,259	–	123,175
	121,916	–	1,259	–	123,175
Segment result	(1,857,763)	(13,704,717)	(137,208)	–	(15,699,688)
Segment assets	2,426,926	119,404	509,436	–	3,055,766

Australian segment assets at 30 June 2001 include an investment of $1,250,000 in the technology sector via an investment in marketboomer Pty Ltd.

2000	Australia $	Malaysia $	Thailand $	Switzerland $	Eliminations $	Consolidated $
Operating revenue						
Revenue derived from outside the group	1,842,340	–	–	1,041	–	1,843,381
	1,842,340	–	–	1,041	–	1,843,381
Segment result	1,187,887	(3,407,230)	(248,740)	16,560	–	(2,451,423)
Segment assets	5,383,084	12,180,223	–	556,010	–	18,119,317

Australian segment assets at 30 June 2000 include an investment of $2,433,622 in the technology sector via an investment in marketboomer Pty Ltd.

	Consolidated 2001 $	Consolidated 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
26. AMOUNTS RECEIVABLE AND PAYABLE DENOMINATED IN FOREIGN CURRENCIES				
Exposures on items not effectively hedged				
Amounts receivable – current, not effectively hedged				
Ringgit	**47,854**	43,505	**162**	162
Swiss Francs	**507,215**	560,604	**3,126**	6,640
Amounts payable – current, not effectively hedged				
Ringgit	**19,480**	18,254	**–**	–
Swiss Francs	**40,541**	42,379	**–**	–

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2001 – *continued*

27. FINANCIAL INSTRUMENTS

(a) Terms, conditions and accounting policies

The consolidated entity's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument at the balance date are as follows:

Recognised Financial Instruments	Notes	Accounting Policies	Terms and Conditions
(i) Financial assets			
Receivables – trade	6	Trade receivables are carried at nominal amounts due less any provision for doubtful debts	Credit sales are on 30 day terms
Listed shares	8	Listed shares are carried at the lower of cost or recoverable amount	
(ii) Financial liabilities			
Trade creditors and accruals	11	Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity	Trade liabilities are normally settled on 30 day terms
Hire purchase liability	12	The Company capitalises assets on hire purchase and records a liability for the future hire purchase instalments	The liability is secured by a charge over the assets subject to hire purchase
(iii) Equity			
Ordinary shares	14	Ordinary share capital is recognised at the fair value of the consideration received by the Company	The Company is authorised to issue an unlimited number of ordinary shares, subject to compliance with the Corporations Law and ASX listing rules. Details of shares issued and the terms and conditions of options outstanding over ordinary shares at balance date are set out in Notes 14 and 15.

All Financial Instruments are recognised in the financial reports.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2001 – *continued*

27. FINANCIAL INSTRUMENTS – *continued*

(b) Interest Rate Risk

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is as follows:

2001

Financial Instruments	Floating Interest Rate ($)	Non-Interest Bearing ($)	Total Carrying Amount as per the Financial Statements ($)	Weighted Average Effective Interest Rate
(i) Financial Assets				
Cash	1,533,793	28,169	1,561,962	4.90%
Term deposits	120,739	–	120,739	4.52%
Receivables – trade	–	42,735	42,735	–
Listed shares	–	4,000	4,000	–
Total financial assets	**1,654,532**	**74,904**	**1,729,436**	
(ii) Financial Liabilities				
Trade creditors and accruals	–	97,027	97,027	–
Total financial liabilities	**–**	**97,027**	**97,027**	

2000

Financial Instruments	Floating Interest Rate ($)	Non-Interest Bearing ($)	Total Carrying Amount as per the Financial Statements ($)	Weighted Average Effective Interest Rate
(i) Financial Assets				
Cash	3,259,753	32,442	3,292,195	5.94%
Term deposits	211,097	–	211,097	4.05%
Receivables – trade	–	35,278	35,278	–
Listed shares	–	4,000	4,000	–
Total financial assets	**3,470,850**	**71,720**	**3,542,570**	
(ii) Financial Liabilities				
Trade creditors and accruals	–	160,426	160,426	–
Hire purchase liability	3,487	–	3,487	6.65%
Total financial liabilities	**3,487**	**160,426**	**163,913**	

(c) Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has adopted the policy of only dealing with creditworthy counterparties as a means of mitigating the risk of financial loss from defaults.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the consolidated entity's maximum exposure to credit risk.

(d) Concentrations of Credit Risk

As the consolidated entity was exclusively involved in exploration during the year, there is currently very little credit risk. The risk is considered immaterial to the operations of the consolidated entity.

(e) Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in note 1.

DIRECTORS' DECLARATION

In the opinion of the directors:

(a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2001 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Directors

P A Ingram
DIRECTOR

Dated at Perth this 28th day of September, 2001.

INDEPENDENT AUDIT REPORT

ERNST & YOUNG

Central Park
152 St Georges Terrace
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

INDEPENDENT AUDIT REPORT

To the members of Menzies Gold Limited

Scope

We have audited the financial report of Menzies Gold Limited for the financial year ended 30 June 2001, as set out on pages 11 to 31, including the Directors' Declaration. The financial report includes the financial statements of Menzies Gold Limited, and the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at year's end or from time to time during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Menzies Gold Limited is in accordance with:

(a) the Corporations Act 2001 including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2001 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

Ernst & Young

V W Tidy
Partner

Perth

Date: 28 September 2001

ADDITIONAL SHAREHOLDER INFORMATION

Shareholder Information

The shareholder information set out below was applicable as at 17 September 2001.

A Fully Paid Ordinary Shares

1 (a) The distribution of shareholders is as follows:

Category of Holding	Number
1 – 1,000 shares	122
1,001 – 5,000 shares	248
5,001 – 10,000 shares	168
10,001 – 100,000 shares	373
100,001 shares and over	51
	962

(b) There were 698 shareholders with less than a marketable parcel of ordinary shares.

2 The top twenty shareholders of the Company are as follows:

Shareholders	Number of Shares	% Issued Capital
ANZ Nominees Limited	43,799,685	33.464
Cameco Gold Inc	22,886,850	17.486
National Nominees Limited	16,222,201	12.394
Zero Nominees Ltd	10,355,000	7.911
Nefco Nominees Pty Ltd	4,703,001	3.593
Gladioli Enterprises Sdn Bhd	2,500,000	1.910
Roxtel Pty Ltd	2,000,000	1.528
Westpac Custodian Nominees Limited	1,330,000	1.016
Mr Peter David Cook	700,000	0.534
Silo One Pty Ltd	616,651	0.471
Gasmere Pty Limited	530,000	0.404
Citicorp Nominees Pty Limited	529,000	0.404
Darmal Pty Ltd	500,000	0.382
Lai Chin Siew Terence Derek	450,000	0.343
Slade Technologies Pty Ltd	400,000	0.305
Busby Nominees Pty Ltd	400,000	0.305
M & K Korkidas Pty Ltd	314,000	0.239
Dezmar Holdings Pty Ltd	300,000	0.229
Mr Stanoja Lajic	300,000	0.229
Uob Kay Hian Pte Ltd	290,000	0.221
	109,126,388	83.368

On 17 September 2001, the Company had 130,884,179 fully paid ordinary shares on issue.

3 Cameco Gold Inc is the only substantial shareholder, holding 22,886,850 shares (17.49%).

4 Voting Rights

On a show of hands every member present in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Note:

Menzies Gold has a large European shareholder base. These shareholders have their holdings on deposit with local European banks. These European banks in turn deposit their holdings in Australian Nominees (eg. – ANZ Nominees, National Nominees, Zero Nominees and Nefco Nominees). It is estimated that the total number of shareholders in Europe exceeds one thousand.

ADDITIONAL SHAREHOLDER INFORMATION - *continued*

B Options

(i) 30 September 2003 Options (Unquoted)

There are 4,650,000 options each to subscribe for one fully paid ordinary share and exercisable at $0.30 each on or before 30 September 2003. There are 18 holders of this class of option, and the optionholders with a greater than 20% interest in this class are:

Paul Ingram	1,250,000
Gerard Burkhardt	1,250,000

(ii) 31 March 2005 Options (Unquoted)

There are 7,000,000 options each to subscribe for one fully paid ordinary share and exercisable at $0.20 each on or before 31 March 2005. There are 5 holders of this class of option, and the optionholders with a greater than 20% interest in this class are:

Michael Atkins	1,500,000
Gerard Burkhardt	2,750,000

(iii) 30 April 2005 Options (Unquoted)

There are 7,750,000 options each to subscribe for one fully paid ordinary share and exercisable at $0.20 each on or before 30 April 2005. There are 3 holders of this class of option and the optionholders with a greater than 20% interest in this class are:

Blackmort Nominees Pty Ltd	4,000,000
Nefco Nominees Pty Ltd	3,250,000

American Depository Receipts (ADRs)

ADRs, whose underlying asset is shares in Menzies Gold Ltd are issued and traded in USA. The ADR depository agent who issues ADRs in respect of Menzies Gold Ltd and maintains the register of ADR holders is Deutsche Bank AG, New York Branch.

Audit Committee

An audit committee of the Board of Directors has not been constituted as, in the opinion of the Board, the Company's size, complexity of activities and the dominance of non-executives on the Board does not warrant an audit committee.

MENZIES GOLD LIMITED

30 Ledgar Road Balcatta Western Australia 6021
Telephone: (61-8) 9240 2100 Facsimile: (61-8) 9240 2156
Website: www.menziesgold.com.au